                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________               MASTER
CONSOLIDATED NATURAL GAS COMPANY             :          CERTIFICATE
Pittsburgh, Pennsylvania                     :               of
                                             :          NOTIFICATION
CNG COAL COMPANY                             :             NO. 6
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :         TRANSACTIONS
CNG RESEARCH COMPANY                         :         DURING PERIOD
CNG STORAGE SERVICE COMPANY                  :         _____________
CNG ENERGY SERVICES CORPORATION              :
CNG POWER COMPANY                            :          July 1, 1997
CNG TRANSMISSION CORPORATION                 :            through
CNG PRODUCTS AND SERVICES, INC.              :       September 30, 1997
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :
CONSOLIDATED NATURAL GAS SERVICE             :
  COMPANY, INC.                              :
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :
VIRGINIA NATURAL GAS INC.                    :
THE EAST OHIO GAS COMPANY AS                 :
  SUCCESSOR TO WEST OHIO GAS COMPANY         :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-7845, 70-8577, 70-8631,         :
          70-8853 and 70-8883                :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:



    This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making over twenty separate individual filings.

This Certificate is filed in accordance with Rule 24 under the Public Utility

Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.



    By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under

File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the

"Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company

("Consolidated") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001.

Part A contains reporting on external and intrasystem financing of the

Consolidated system as required by the Financing Order.



    Part B contains reporting required by other SEC orders in the captioned proceedings.  The information is subdivided by SEC file number.  Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e.,

income statements, balance sheets) are attached as exhibits to Part A and Part

B respectively, as appropriate.

                                    PART A

                      EXTERNAL FINANCING BY CONSOLIDATED:

File No. 8667:
_____________

1.  Sale of CNG Common Stock.

    Consolidated sold no common stock during this period, except for sales associated with employee benefit plans.


        Price per share:           N/A
        Market Price per share
          as of date of Sales
          Agreement                N/A

    Consolidated issued and sold the following shares of common stock during the quarter:


                                           Shares        Amount
                                          ________    ____________

        Employee benefit plans             300,214     $12,886,226
        Debenture conversions                  554          30,423
        Dividend reinvestment plan          19,320       1,139,880
                                           _______     ___________

            Total                          320,118     $14,056,529
                                           =======     ===========

2.  Short Term Debt.


    During the period, Consolidated issued and sold commercial paper.  The maximum amount of Consolidated's commercial paper outstanding at any time during this period, was $237,800,000 principal amount.  There was $233,400,000 principal amount of commercial paper outstanding on June 30, 1997.


    There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period..

3.  Long Term Debt.


    Consolidated did not issue and sell any long term debt during this quarter.



                             INTRASYSTEM FINANCING



4.  Subsidiary Capital Stock Sale Transactions.


    There were no sales of Subsidiary capital stock to Consolidated or other parent companies to be reported for the quarter.



5.  Subsidiary Long-term Debt Transactions.



    There were no long-term debt transactions of Subsidiaries to be reported for the quarter.



6.  Subsidiary Stock Buy Back Transactions.



          On August 15, 1997 CNG Producing Company repurchased 2,500 shares of its stock from Consolidated at par value of $10,000 per share.  Thus,

$25,000,000 was paid to Consolidated.

                                    PART B

               RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:
________________


    By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as

amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR

No. 25040), May 13,1991 (HCAR  No. 25311), April 8, 1994 (HCAR No. 26021), and

July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").



    This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:



    During the period, the following transactions occurred:



                  Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $149,900         $383,083          $183,310       $349,673

                            Subsidiaries (In Thousands)

                           Beginning                                   Ending
   Company                  Balance    Contributions  Withdrawals     Balance
  _________                 _________   _____________  ___________    _________

The East Ohio Gas Co. $     (88,500)     $ 86,130      $170,300     ($172,670)
The Peoples Natural
  Gas Company               (33,590)       31,430        52,545       (54,705)
Hope Gas, Inc.              ( 1,750)      17,3000        26,260        (7,210)
Virginia Natural Gas, Inc.  (38,800)       10,050        28,730       (57,480)
CNG Transmission Corp.       22,860        90,020       104,470         8,410
Consolidated System
    LNG Company              26,880         4,295        21,525         9,650
CNG Iroquois                    665         2,440           430         2,675
CNG Producing Company        24,540        98,310       121,230         1,620
CNG Coal Company              2,975           260            40         3,195
CNG Pipeline Co.              1,115           170           140         1,145
CNG Energy Services         (94,210)      113,140       124,580      (105,650)
CNG Storage Services Co.      2,350           920           600         2,670
CNG Power Co.                12,670         4,550         4,340        12,880
CNG Power  - Cogen.              70             0             0            70
CNG Power  - Cogen. Dev.     (1,200)            0             0        (1,200)
Lakewood 6680                     0           330             0           330
Lakewood 7909                 9,605             0             0         9,605
CNG Research Company            250            15             0           265
Consolidated Natural Gas
  Service Company, Inc.         670        32,440        35,945        (2,835)
CNG Power Services Corp.          0        58,240        54,390         3,850
CNG Retail Corp.                  0           450           980          (530)
CNG Market Center Services        0           280            40           240
CNG Products & Services           0           130         3,760        (3,630)
CNG International Corp.           0           510           880          (370)

File No. 70-7508:

________________



    By order dated February 23, 1995 (HCAR No. 26234) in the above captioned proceeding, the SEC permitted the application-declaration of Consolidated and

CNG Financial Services, Inc. ("CNGF") to become effective.  The authorization allows CNGF to finance the purchase by others of certain types of gas equipment as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3)

alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel.  Also in such order, Consolidated was authorized to provide

CNGF with up to an aggregate of $25 million in funds, on a revolving basis,

through December 31, 1998, to enable CNGF to make gas equipment financing loans to customers.  Consolidated can fund CNGF by (1) purchasing CNGF common stock,

$10,000 par value, (2) providing open account advances to CNGF, or (3)

providing long term loans to CNGF.



    CNGF is an inactive corporation and has engaged in no business transactions to date.



File No. 70-7641:
________________


    By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6,

1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and 26571,

respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation ("Transmission")

and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI.

Transmission and CNGI were also authorized by the Orders to provide guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P.

("Iroquois"), respectively.  The current authorization for up to an aggregate of $20 million in financing extends to June 30, 2001.  The purpose of the financing is to provide funds to CNGI for use relating to its 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.



    This certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of,

and for the purposes represented by, the application-declaration and the

Orders.



    (1)  Transmission purchased no shares of common stock during the quarter.

        As of September 30, 1997, CNGI had 2,394 shares of common stock outstanding.

   (2)  No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of

        September 30, 1997.

   (3)  CNGI's total investment in Iroquois was $33,680,340 as of September 30,

        1997.

   (4)  A distribution of $67,040 was received from Iroquois during this quarter (representing CNGI's share from the partnership distribution).

File No. 70-7845:

________________



     By order dated August 27, 1992, HCAR No. 25615, the SEC permitted the application-declaration of Consolidated and its subsidiary, CNG Power Company

("CNG Power") (known as CNG Energy Company prior to a name change effective

January 16, 1995), to become effective, thereby authorizing Consolidated to provide CNG Power up to $25,000,000 in financing through December 31, 1997, to be used by CNG Power to engage, through its NGV Division, in NGV activities (as defined in the application-declaration).  Such financing would be provided by the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.  Effective May 1,

1996, CNG Power became a wholly-owned subsidiary of CNG Energy Services

Corporation, a wholly-owned subsidiary of Consolidated, as authorized by SEC order dated April 22, 1996, HCAR No. 26509.



    This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the January 16, 1995 order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the application-declaration and such order.

The reporting for the quarterly period is as follows.

1.  Financial Statements of CNG Power and Its NGV Division.


          The balance sheet and income statement, as of the end of the reporting period and for such period, for CNG Power and its NGV Division,

respectively, are filed as Exhibits 7845A and 7845B.


2.  Revenues by LDC and Non-LDC States.


          The NGV Division had the following revenues from LDC states and non-LDC states (as such terms are defined in the Application-Declaration):

                                   For the Period      Cumulative

                                   ______________     ____________

    LDC States                      $          0      $          0
    Non-LDC States                             0                 0
                                    ____________      ____________

        Total                       $          0      $          0
                                    ============      ============


3.  NGV Activities - Expenditures and Investments.

    (a) Joint Investments:



Amount Invested

___________________________________________________________
        Identity of                                     By CNG Power         By
Others        Total
        Investment Entity,
____________________      __________________
        Other Investors                               During             During             During
        and Percentages            Description         the                the                the
        of Participation          of Activities       Period Cumulative  Period Cumulative  Period  Cumulative
        __________________     ___________________    ______ __________  ______ __________  ______  __________

               None                   None            $    0  $      0   $    0  $      0   $    0   $      0



    (b) Third Party Financing


                                                                 Third Party
Financing

____________________________________________________
                                                         Amount
        Investment Entity in Which              ______________________
        CNG Power Has a Direct or                 During
        Indirect Ownership Interest             the Period  Cumulative         Description of Terms
        ___________________________             __________  __________         ____________________

                   None                          $      0    $      0                  N/A


    (c) Financing Obtained by CNG Power from Consolidated to Engage in NGV
Activities:


           Open Account Advances            Long-Term Loans
Common Stock
        __________________________     __________________________
__________________________
        For the Period  Cumulative     For the Period  Cumulative     For the
Period  Cumulative
        ______________  __________     ______________  ___________
______________          __________

        $            0  $    7,891     $               $              $               $
1


4.  State Utility Commission Activity.


        There have been no state utility commissions proceedings concerning

NGV Activities of CNG Power for the reporting period.


5.  Description of CNG Power's NGV Activities for the reporting period.


        There have been no CNG Power NGV activities of any consequence during the reporting period.

                                                       Exhibit 7845A

                           CNG Power Company
                             Balance Sheet
                         September 30, 1997(1)
                        (Thousands of Dollars)

                                             CNG Power         NGV
Assets                                        Company       Division
______                                      __________     __________

Property, plant & equipment
    Total Investment                         $   6,489      $       -
    Less accumulated depreciation                2,611              -
                                             _________      _________
     Net property, plant & equipment        $    3,878     $        0

Cash                                            (2,055)             -
Accounts Receivable                             24,398              -
Inventories                                        167              -
Investments                                     38,623              -
Deferred Charges                                     3              -
                                             _________      _________
     Total Assets                            $  65,014      $       0
                                             =========      =========

Stockholders Equity & Liabilities
_________________________________

Capitalization
    Common stock                                22,460              -
    Retained earnings                           12,625             (6)
                                             _________      _________
        Total common stockholders equity     $  35,085      $      (6)

Long-term notes payable to parent company       13,083              -
                                             _________      _________
        Total capitalization                 $  48,168      $      (6)

Total current liabilities                        2,198              6
Accumulated deferred income taxes               14,648              -

                                             _________      _________
        Total stockholder's equity and
          liabilities                        $  65,014      $       0
                                              ========      =========

[/TABLE]
(1) This balance sheet has not been audited by the Company's independent auditors.

                                                              Exhibit 7845B

                           CNG Power Company
                            Income Statement
               Six Months Ended September 30, 1997(1)
                        (Thousands of Dollars)

                                              CNG Power        NGV
                                               Company       Division
                                             __________     __________

Total operating revenues                      $   9,979     $        -
Total operating expenses                          9,239
                                              _________     __________
    Operating income before taxes             $     740     $        0

Total estimated income taxes                      1,855              -
                                              _________     __________
    Operating income                          $  (1,115)    $        0

Other income                                      4,616              -
Interest charges                                    840              -
                                              _________     __________

    Net income                                $   2,661     $        0
                                              =========     ==========




(1) This income statement has not been audited by the Company's independent auditors.

File No. 70-8577:

________________



    By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-

captioned proceeding, the Securities and Exchange Commission authorized

Consolidated and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing ten categories of energy-related services

("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.



    Energy Services formed a new special-purpose subsidiary,  CNG Products and

Services, Inc. ("CNGP&S"), in 1995 to engage in the new business.  The newly formed company was originally called "CNG Special Products and Services, Inc.",

but the name was changed to CNG Products and Services, Inc. effective November

20, 1995.



    By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.



    This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.



    Filed herewith as Exhibit 8577A are financial statements of CNGP&S.

1. Description of Revenues.



    Revenues from CNGP&S for this period are $2,253,893.  The only Customers

Services being offered at this time are the Service Line Maintenance Program and Appliance Repair Plus Program.



2. State Commission Orders.



    There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.



3. Services Provided by Affiliates to CNGP&S.



    See the income statement in Exhibit 8577A.

       18                                                     Exhibit 8577A



                        CNG Products and Services, Inc.
                                 Balance Sheet
                     As of June 30 and September 30, 1997


Assets                                     June 30            September 30
______                                  ___________           ____________
Cash                                    $   106,506           $     59,114

Accounts Receivable                            (162)                (1,056)
Accounts Receivable - Affiliates          4,471,221             14,884,199

Investment in Subsidiary Company          1,880,355              1,880,355
Other Investments                           250,000                250,000

Property, Plant and Equipment               173,423                 17,802

Deferred Charges and Other Assets             3,000                  5,385

                                        ___________            ___________

     Total Assets                       $ 6,884,342            $17,095,799
                                        ===========            ===========

Liabilities and Stockholder Equity
___________________________________

Accounts Payable                        $   547,423            $ 1,202,923
Accounts Payable - Affiliates             3,743,121             12,853,464
Accrued Taxes                              (801,000)              (712,000)
Deferred Income Taxes                         7,835                      0
                                        ___________            ___________

     Total Liabilities                  $ 3,497,379            $13,344,387

Common Stock                              3,990,000              3,990,000
Retained Earnings                          (603,037)              (238,588)
                                        ___________            ___________

     Total Stockholder Equity           $ 3,386,963            $ 3,751,412
                                        ___________            ___________

     Total Liabilities and
       Stockholder Equity               $ 6,884,342            $17,095,799
                                        ===========            ===========

       19                                                     Exhibit 8577A
                                                              Continued


                        CNG Products and Services, Inc.
                    Income Statement for the Period Ending
                        June 30 and September 30, 1997



                                           June 30            September 30
                                          ___________         ____________

Operating Income:

    Service Line Protection               $ 2,225,654          $ 3,496,449
    Appliance Warranty                          28,239               41,871
                                          ___________          ___________

    Total Operating Income                $ 2,253,893          $ 3,538,320

Operating Expense:

    Services from Affiliates:

      CNG Service Company                           0              648,364
      Peoples Natural Gas                           0               38,629
      East Ohio Gas                                 0               45,082

    Other Operating Expenses                1,614,212            1,593,905
    Taxes Other than Income                    27,363               27,363
    Income Taxes                              210,000              407,000
                                          ___________          ___________

    Total Operating Expenses              $ 1,851,575          $ 2,760,343
                                          ___________          ___________

Net Operating Income                      $   402,318          $   777,977

    Other Income Deductions                        50                   50
    Interest Charges                            9,938               21,148
                                          ___________          ___________

Net Income                                $   392,330          $   756,779
                                          ===========          ===========

File No. 70-8631:

________________



    By order dated April 30, 1996, HCAR No. 26512, the SEC permitted the application-declaration of Consolidated and Energy Services to become effective, thereby authorizing Energy Services to organize and acquire a new special purpose subsidiary, CNG Energy Arbitrage Corporation ("CNG Energy

Arbitrage").  CNG Energy Arbitrage would, in turn, acquire a one-third general partnership interest in Energy Alliance Partnership ("Energy Alliance"), a to-

be-formed Delaware partnership.  The other general partners were to be Noverco

Energy Services (U.S.)Inc., a wholly-owned subsidiary of Noverco, Inc., and

H.Q. Energy Services (U.S.)Inc., a wholly-owned subsidiary of Hydro-Quebec.



    Energy Alliance was to engage in the business of marketing electricity, gas and other fuels, initially in the northeastern and middle Atlantic United

States.  Mirror image parent-subsidiary debt and/or equity financing of up to

$10 million by Consolidated, Energy Services and CNG Arbitrage was also authorized.



    To date neither CNG Arbitrage nor Energy Alliance has been formed due to the inability to obtain an order of the Federal Energy Regulatory Commission permitting Energy Alliance to be a wholesale marketer of electricity;

consequently there are no business or financing transactions to be reported under the above file number.

File No. 70-8853:

_________________

        By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power

Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services is an exempt wholesale generator under Section 32 of the Act and is engaged in the purchase and sale of electricity at wholesale.



        There has been no transaction activity initiated pursuant to the above-

referenced Order.



File No. 70-8883:

_________________



    By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy

Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities.  In pursuit of such activities, Energy Services may acquire interests in other entities.  Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100%

interest, a majority interest equity or debt position, or a minority equity or debt position.



    CNG Retail Services Corporation ("CNG Retail") was formed on January 30,

1997 pursuant to the order to engage in the business of selling natural gas and other products at retail.

    This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.



1.  Financial Statements.



    A balance sheet and income statement for CNG Retail is filed as Exhibit

8887A hereto.



2.  Source of Revenues.



    The energy commodity marketing revenues of CNG Retail comprised .5% of the total revenues of Energy Services for the quarter ending September 30, 1997.

Energy Services had no non-gas commodity marketing revenues for the period.



3.  FERC Filings.



    There has been no activity reportable by CNG Retail to the Federal Energy

Regulatory Commission for the period.



4.  Parent Credit Support.



     Energy Services entered an agreement on September 26, 1997 to guarantee the obligations of CNG Retail as a signatory to the Operating Agreement of the

PJM Interconnection, L.L.C.  The guarantee was limited to an aggregate of $2 million.



       23                                                     Exhibit 8887A



                        CNG Retail Services Corporation

                                 Balance Sheet
                     As of June 30 and September 30, 1997




Assets                                      June 30          September 30
______                                    ___________        ____________

Cash                                      $   739,158         $   333,075
Accounts Receivable                         4,968,240           3,177,593
Receivables - Affiliates                    2,720,175           2,679,198

Property, Plant and Equipment                       0           7,736,576

Deferred Debits                                     0             625,237
                                          ___________         ___________

    Total Assets                          $ 8,427,573         $14,551,679
                                          ===========         ===========


Liabilities and Stockholders Equity
___________________________________

Accounts Payable - Affiliates             $ 7,928,260         $18,553,341
Taxes Accrued                               1,084,000            (125,000)
                                          ___________         ___________

    Total Liabilities                     $ 9,012,260         $18,428,341


Common Stock*
Retained Earnings                            (584,687)         (3,876,662)
                                          ___________         ___________

    Total Stockholders Equity             $  (584,687)        $(3,876,662)
                                          ___________         ___________
    Total Liabilities and
      Stockholders Equity                 $ 8,427,573         $14,551,679
                                          ===========         ===========

* Shares issued in fourth quarter.
       24                                                     Exhibit 8887A
                                                              Continued



                        CNG Retail Services Corporation
                        Income Statement -Year to Date
                            For the Periods Ending
                        June 30 and September 30, 1997



                                            June 30          September 30
                                          ___________        ____________

Total Revenues - Gas Sales                $ 7,542,370         $10,231,453

Operating Expense                           6,518,486          10,067,071
Administrative and General Expense          1,278,571           4,971,067
Interest Expense                                    0               3,977
                                          ___________         ___________

    Total Expenses                          7,797,057          15,042,115
                                          ___________         ___________

    Income Before Taxes                      (254,687)         (4,810,662)

Income Taxes                                  330,000            (934,000)
                                          ___________         ___________

    Net Income                               (584,687)         (3,876,662)
                                          ===========         ===========

        Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.




                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG ENERGY SERVICES CORPORATION
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.
                                    THE EAST OHIO GAS COMPANY AS SUCCESSOR
                                      TO WEST OHIO GAS COMPANY


                                    N. F. Chandler
                                    Their Attorney

Dated this 1st day
of December, 1997